Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

 (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

PROPOSED AMENDMENTS TO THE MEMORANDUM AND THE ARTICLES OF ASSOCIATION

This announcement is made by KE Holdings Inc. (the “Company”) pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

The board of directors of the Company (the “Board”) proposed to make certain amendments to the memorandum of association (the “Memorandum”) and the articles of association (the “Articles of Association”) of the Company for the purpose of bringing the Memorandum and the Articles of Association in line with the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules, and making other housekeeping changes.

The proposed amendments to the Memorandum and the Articles of Association (the “Proposed Amendments”) shall be subject to the approval of the shareholders of the Company by way of a special resolution at the forthcoming annual general meeting of the Company (the “AGM”). A circular for the AGM, containing, among other matters, details of the Proposed Amendments, together with a notice convening the AGM will be published by the Company in due course.

By order of the Board KE Holdings Inc. Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, April 23, 2026

As at the date of this announcement, the Board comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive Directors, Mr. Jeffrey Zhaohui Li as the non-executive Director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive Directors.